SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)

                                AYDIN Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                    054681101
--------------------------------------------------------------------------------
                               (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 18, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

                             Exhibit List on Page 10


--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D             Page 2 of 22 Pages
----------------------------------                   ---------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             492,600
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         492,600
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      492,600
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.5%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D             Page 3 of 22 Pages
----------------------------------                   ---------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                            492,600
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                        - 0 -
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                        492,600
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      492,600
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.5%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D             Page 4 of 22 Pages
----------------------------------                   ---------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   SANDERA PARTNERS, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      TEXAS
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             125,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         125,000
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      125,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.4%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D             Page 5 of 22 Pages
----------------------------------                   ---------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             3,100
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         3,100
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      3,100
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      .1%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D             Page 6 of 22 Pages
----------------------------------                   ---------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                            128,100
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         - 0 -
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         128,100
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      128,100
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.5%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D             Page 7 of 22 Pages
----------------------------------                   ---------------------------


         The following constitutes Amendment No. 2 to the Schedule 13D filed on July 30, 1998 (the "Schedule 13D"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively assigned to them in the Schedule 13D.

Item 2 is amended to add the following paragraph:

Item 2.           Identity & Background.

                  In connection with the Settlement Agreement (as defined in Item 4), the Reporting Persons have obtained the agreement of the Company to the appointment of two members of The Full Value Committee, Warren G. Lichtenstein and Mark E. Schwarz to the Board of Directors of the Issuer, and the removal of Ira Brind and Dr. Nev R. Gokcen from the Board. Accordingly, on September 18, 1998, The Full Value Committee was disbanded, and therefore The Full Value Committee and Robert Frankfurt are no longer Reporting Persons.

Item 4 is amended to add the following paragraphs:

Item 4.           Purpose of Transaction.

                  On September 18, 1998, the Reporting Persons entered into Standstill and Settlement Agreement (the "Settlement Agreement") with the Issuer, a copy of which is attached hereto as Exhibit 6. Reference is made to
Exhibit 6 for the complete terms of the Settlement Agreement. The Settlement Agreement provides, among other things, for the Reporting Persons to refrain from soliciting proxies or consents, forming a group or pursuing any transactions with or including the Issuer other than those approved by the Board of Directors of the Issuer, until April 30, 1999. In addition, upon compliance with certain filing and mailing requirements under the Securities Exchange Act of 1934, as amended, Warren G. Lichtenstein, Mark E. Schwarz and Keith Lane Zucker shall be elected as directors of the Company in place of Ira Brind and Dr. Nev A. Gokcen. Keith Lane Zucker, of SoGen International Fund, Inc., a large stockholder of the Issuer, will serve on the Board as an independent director.

                  On September 18, 1998, the Issuer and the Reporting Persons issued a joint press release (the "Joint Press Release"), pursuant to the terms of the Settlement Agreement, copy of which is attached hereto as Exhibit 7. Reference is made to Exhibit 7 for the complete text of the Joint Press Release.


Item 6 is amended to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  On September 18, 1998, the Reporting Persons entered into the Settlement Agreement, a copy of which is attached hereto as Exhibit 6. See Item 4 for a brief description of the Settlement Agreement.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7 is hereby amended in its entirety as follows:

Item 7.           Material to be Filed as Exhibits.

                  1. Joint Filing Agreement between Steel Partners and Warren G. Lichtenstein.

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D             Page 8 of 22 Pages
----------------------------------                   ---------------------------


                  2. Joint Filing Agreement between Steel Partners, Warren Lichtenstein, Robert Frankfurt, Sandera Partners, L.P., Newcastle Partners, L.P. and Mark E. Schwarz.

                  3.       Preliminary Consent Solicitation Statement.

                  4. Letter from Warren G. Lichtenstein to I. Gary Bard dated September 9, 1998.

                  5.       Stockholder list demand letter and written consent.

                  6. Standstill and Settlement Agreement dated as of September 18, 1998 by and among Aydin Corporation, Steel Partners II, L.P., Warren G. Lichtenstein, Sandera partners, L.P., Newcastle Partners, L.P., Mark E. Schwarz and Robert Frankfurt.

                  7.       Joint Press Release dated September 18, 1998.

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D             Page 9 of 22 Pages
----------------------------------                   ---------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 22, 1998                 STEEL PARTNERS II, L.P.

                                           By:  Steel Partners, L.L.C. General
                                                Partner

                                           By:/s/ Warren G. Lichtenstein
                                              ---------------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              ---------------------------------
                                              WARREN G. LICHTENSTEIN

                                           SANDERA PARTNERS, L.P.

                                           By:  Sandera Capital Management L.P.
                                                General Partner

                                           By:  Sandera Capital, L.L.C.
                                                General Partner

                                           By:/s/ Mark E. Schwarz
                                              ---------------------------------
                                              Mark E. Schwarz
                                              Vice President and Managing
                                              Member

                                           NEWCASTLE PARTNERS, L.P.

                                           By:/s/ Mark E. Schwarz
                                              ---------------------------------
                                              Mark E. Schwarz
                                              General Partner

                                           /s/ Mark E. Schwarz
                                           ------------------------------------
                                           Mark E. Schwarz

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D           Page 10 of 22 Pages
----------------------------------                   ---------------------------


                                  EXHIBIT INDEX


Exhibit                                                               Page

*1.      Joint Filing Agreement

*2.      Joint Filing and Solicitation Agreement dated
         September 3, 1998

*3.      Preliminary Consent Solicitation Statement

*4.      Letter from Warren G. Lichtenstein to I. Gary
         Bard dated September 9, 1998

*5. Stockholder list demand letter and written consent

 6.      Standstill and Settlement Agreement dated as                    11
         of September 18, 1998 by and among Aydin
         Corporation, Steel Partners II, L.P., Warren
         G. Lichtenstein, Sandera partners, L.P.,
         Newcastle Partners, L.P., Mark E. Schwarz and
         Robert Frankfurt.


  7.     Joint Press Release dated September 18, 1998.                   20


--------------------
* Previously filed

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D         Page 11 of 22 Pages
----------------------------------                   ---------------------------


                       STANDSTILL AND SETTLEMENT AGREEMENT


                  THIS STANDSTILL AND SETTLEMENT AGREEMENT (this "Agreement") is made and entered into effective as of September 18, 1998 by and among Aydin Corporation, a Delaware corporation ("Aydin"), Steel Partners II, L.P., a Delaware limited partnership ("Steel"), Warren G. Lichtenstein ("Lichtenstein"), Sandera Partners, L.P., a Texas limited partnership ("Sandera"), Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), Mark E. Schwarz ("Schwarz") and Robert Frankfurt ("Frankfurt") (herein, Steel, Lichtenstein, Sandera, Newcastle, Schwarz and Frankfurt are sometimes collectively referred to as the "Stockholders" or "The Full Value Committee" and individually as a "Stockholder").

                                    RECITALS

                  WHEREAS, the Stockholders own, either jointly or severally, "Aydin Securities" as described in the Amendment (as defined below).

                  WHEREAS, on September 9, 1998, the Stockholders filed Amendment No. 1 (the "Amendment") to Schedule 13D under the Securities Exchange Act of 1934, as amended, amending the Schedule 13D filed on August 10, 1998 by Steel and Lichtenstein. As stated in Item 4 of the Amendment, the Reporting Persons (as defined in the Amendment):

         "...entered into a Joint Filing and Solicitation Agreement, reflecting their agreement to form The Full Value Committee and to seek to remove certain members of the board of directors of the Issuer, including Ira Brind, Dr. Nev A. Gokcen and Harry D. Train, II, and to elect Warren G. Lichtenstein, Robert Frankfurt and Mark E. Schwarz in their place. On or about September 9, 1998, Steel Partners II served the Issuer with a request for a consent copy of a list of stockholders and related information. On September 9, 1998, Steel Partners II also delivered its written consent to the Issuer's Corporate Secretary. On September 9, 1998, The Full Value Committee filed a Preliminary Consent Solicitation Statement with the Securities and Exchange Commission in order to solicit consents from the stockholders of the Issuer in order to effectuate such actions."

                  WHEREAS, Aydin and the Stockholders, individually and as the members of The Full Value Committee, who constitute all of the Reporting Persons in the Amendment, have agreed to enter into this Agreement on the terms and conditions set forth below.

                  NOW, THEREFORE, in consideration of the foregoing recitals, and the covenants, payments of money or other consideration, and agreements set forth below, the receipt and sufficiency of which are hereby acknowledged and agreed to, the parties hereto agree as follows:

                           DEFINITIONS. Capitalized terms used in this Agreement
shall have the meanings set forth below:

                           "Effective  Date"  means  the date  upon  which  this
                  Agreement has been fully signed by all of the parties hereto as noted below under the parties' respective signatures.

                           "Exchange Act" means the  Securities  Exchange Act of
                  1934, as amended, and all rules promulgated thereunder as in effect on the Effective Date.

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D         Page 12 of 22 Pages
----------------------------------                   ---------------------------


                           "Group" has the same  meaning as the term "group" set
                  forth in Section 13(d)(3) of the Exchange Act.

                           "Person"  means any  individual,  firm,  corporation,
                  partnership or other entity, including without limitation, any "person" or "group" within the meaning of Section 13(d) under the Exchange Act.

                           "Aydin   Affiliate"   means   each   "affiliate"   or
                  "associate" of Aydin (as such terms are defined in Rule 12b-2 under the Exchange Act), whether or not such person is such an Aydin Affiliate as of the Effective Date, and each officer, director, employee, shareholder, consultant, agent, representative, successor and assign, of either Aydin or any Aydin Affiliate; excluding, however, the Stockholders and any Stockholder Affiliate.

                           "Aydin Securities" means all common stock,  preferred
                  stock, options, warrants, notes and debentures (whether senior or subordinated, secured or unsecured, convertible or nonconvertible), and any other securities, which have been issued prior to the Effective Date or which are issued during the Standstill Period, by Aydin.

                           "Standstill   Period"   means  the   period  of  time
                  beginning with the Effective Date and ending on April 30, 1999.

                           "Stockholder  Affiliate"  means each  "affiliate"  or
                  "associate" of a Stockholder (as such terms are defined in Rule 12b-2 under the Exchange Act), whether or not such Person is such a Stockholder Affiliate as of the Effective Date, and each officer, director, employee, shareholder, successor and assign, of either a Stockholder or any Stockholder Affiliate; excluding, however Aydin and any Aydin Affiliate.

                           STANDSTILL  COVENANTS  OF  STOCKHOLDERS.  During  the
Standstill Period, each of the Stockholders, severally but not jointly, covenants that such Stockholder shall not, and such Stockholder shall cause each of his or its Stockholder Affiliates (and each such Stockholder Affiliate's own affiliates and associates), not to:

                           No Proxy Solicitation:  except as a director of Aydin
                  and in connection with, and in support of, any action approved by the Board of Directors of Aydin during the Standstill Period (i) make, or in any way participate in, directly or indirectly, along or in concert with others, any "solicitation of proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to Aydin or any Aydin Affiliate; or (ii) seek to advise or influence any Person with respect to the voting of any Aydin Securities, or
                  (iii) initiate, propose or otherwise solicit holders of Aydin Securities for the approval of one or more stockholder proposals or induce or attempt to induce any other person to initiate any stockholder proposal.

                           No Formation of a Group; No Influence: except for the
                  continued existence of The Full Value Committee (as defined in the Amendment), which committee will take no action during the Standstill Period in breach of this Agreement, take any action,

----------------------------------                   ---------------------------
CUSIP No. 054 68 1101                         13D         Page 13 of 22 Pages
----------------------------------                   ---------------------------


                  alone or in concert with any other Person, to (i) form, join or in any way participate in a Group with respect to any of the Aydin Securities; (ii) acquire or affect the control of Aydin or any Aydin Affiliate; (iii) except as a director of Aydin, control or influence the management, Board of Directors, policies or affairs of Aydin or any Aydin Affiliate; or (iv) participate in or encourage any Person to take any action which is prohibited to be taken by the Stockholders or any Stockholder Affiliate pursuant to this Agreement.

                           No  Statements:  except (i) with respect to the press
                  release referred to in Section 4(c) hereof and as required by law, and (ii) for Stockholder(s) referring people to Aydin or the press release, make any statement or proposal, whether written or oral, alone or in concert with any other Person, to the Board of Directors of Aydin (other than in a Stockholder's capacity as a director) or any Affiliate, to any director or officer of Aydin or any Aydin Affiliate, to any shareholder, note holder, securities holder or creditor of Aydin or any Aydin Affiliate, or otherwise make any public announcement or proposal whatsoever with respect to Aydin or any Aydin Affiliate, including but not limited to a merger or other business combination, sale or transfer or assets, liquidation or other corporate transaction by Aydin or any Aydin Affiliate.

                           No Tender Offers: make, solicit,  encourage,  discuss
                  or participate in, alone or in concert with any other person, a tender offer for or exchange for any Aydin Securities.

                           No  Asset  Acquisition  Offers:   acquire,  offer  to
                  acquire or agree to acquire, directly or indirectly, alone or in concert with other Person, by purchase, exchange or otherwise (i) all or a substantial portion of the assets, tangible or intangible, of Aydin or any Aydin Affiliate, or
                  (ii) direct or indirect rights, warrants or options to acquire any assets of Aydin or any Aydin Affiliate.

                           No Call of  Meeting:  except as a member of the Board
                  of Directors of Aydin and as part of an action taken by the Board, alone or in concert with any other Person (i) call, or seek to call, any meeting of Aydin's stockholders, note holders, securities holders and/or other creditors, or (ii) except as a member of the Board of Directors of Aydin, make a request to examine, copy or make extracts from any of Aydin's books, records, or list of Shareholders.

                           No  Announcement:  announce  an  intention  to do, or
                  enter into any agreement, arrangement or understanding with any other Person to do, any of the actions restricted or prohibited under this Section during the Standstill Period..

                           COVENANT NOT TO SUE.  During the  Standstill  Period,
and except for a lawsuit alleging a breach of any covenant or agreement of Aydin contained in this Agreement, each of the Stockholders, severally and not jointly, covenants that such Stockholder shall not, and such Stockholder shall cause each his or its Stockholder Affiliates (and each such Affiliate's own affiliates and associates), not to, encourage, commence or participate in any action, lawsuit, or any other legal proceeding against Aydin or any Aydin Affiliates; provided, however, nothing contained herein shall limit the right of Aydin (except as expressly provided in Section 8 hereof) to commence any lawsuit or other legal proceeding against any Person.


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CUSIP No. 054 68 1101                         13D           Page 14 of 22 Pages
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                           NO PUBLIC STATEMENTS.

                           By Stockholders.  During the Standstill Period,  each
                  of the Stockholders severally but not jointly covenants that such Stockholder shall not, and each Stockholder shall use his or its best efforts to cause each of his or its Stockholder Affiliates (and each such Affiliate's own affiliates and associates) not to, make any public statements about Aydin or any Aydin Affiliate excluding any statement or filing required by law.

                           By  Aydin.   During  the  Standstill  Period,   Aydin
                  covenants that Aydin shall not, and Aydin shall cause each Aydin Affiliate (and each such Affiliate's own affiliates and associates) not to, make any public statements about the Stockholders or any Stockholder Affiliate.

                           Joint Press Release.  Notwithstanding  the foregoing,
                  promptly upon the execution of this Agreement, Aydin and the Stockholders will release a joint press release substantially in the form attached hereto as Exhibit A.

                           SPECIFIC  PERFORMANCE.  Each of the  Parties  will be
entitled to an injunction to prevent a breach of the provisions of this Agreement and to specific enforcement of its terms. Aydin and the Stockholders consent, and shall use their best efforts to cause the Stockholder Affiliates to consent, to personal jurisdiction in any action brought in any court in the State of Delaware having subject matter jurisdiction and to service of process upon them.

                           COVENANTS REGARDING BOARD REPRESENTATION

                           Aydin shall  promptly file an  Information  Statement
                  pursuant to Section 14(f) of the Exchange Act (the "14(f) Statement") and Rule 14f-1 thereunder, and transmit the 14(f) Statement to the stockholders of Aydin as required by the Exchange Act, but in no event shall such actions by Aydin take place later than the close of business on September 25, 1998. On the tenth (10th) day after the filing of the 14(f) Statement (the "Board Reconstitution Date"), the Board of Directors of Aydin will expand to five and will consist of the following persons:

                                    Of the existing four directors,  two of such
                           directors (Mr. Ira Brind and Dr. Nev A. Gokcen) will resign from the Board of Directors in accordance with written resignations dated the Effective Date which provide for their effectiveness as of the Board Reconstitution Date, and the remaining two directors (Messrs. Bard and Train) (the "Carryover Directors") shall continue as directors;

                                    The  Carryover   Directors  will  elect  the
                           following persons as new directors:

                                    (x) Lichtenstein and Schwarz (who are herein referred to as the "Committee Designated Directors"); and

                                    (y) Keith Lane Zucker (herein referred to as the "Independent Director").

                  If the Board Reconstitution Date has not occurred prior to the close of business on October 9, 1998, then notwithstanding anything else


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CUSIP No. 054 68 1101                         13D           Page 15 of 22 Pages
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                  herein to the contrary,  this Agreement shall terminate and be of no force and  effect.  On or after the  Effective  Date and
                  prior  to  the  Board   Reconstitution   Date,  the  Committee
                  Designated Directors and the Independent Director shall be required to execute confidentiality agreements in form and substance satisfactory to counsel for Aydin as a condition to receiving information about Aydin in anticipation of serving as directors of Aydin.

                           If any vacancy  should  arise  during the  Standstill
                  Period with respect to any of the Carryover Directors, the Committee Designated Directors or the Independent Director, such vacancy shall be filled as follows (and Lichtenstein and Schwarz, together with the initial Carryover Directors, and their respective successor directors, shall vote together as directors to cause such vacancy to be filled as herein set forth):

                                    In the case of a  successor  to a  Carryover
                                    Director,  by a  person  designated  by  the
                                    remaining   Carryover   Directors  or  their
                                    successors;

                                    In the case of a  successor  to a  Committee
                                    Designated Director,  by a person designated
                                    by  the   remaining   Committee   Designated
                                    Directors or their successors; and

                                    In  the  case  of  the   successor   to  the
                                    Independent    Director,   by   the   mutual
                                    agreement of the Carryover Directors and the
                                    Committee  Designated  Directors;  provided,
                                    however,  if the Carryover Directors and the
                                    Committee  Designated Directors cannot reach
                                    agreement on the  selection of the successor
                                    to the Independent  Director within ten days
                                    after the  resignation,  retirement or death
                                    of  the  Independent   Director,   then  the
                                    Stockholders may designate a person to serve
                                    as the  Independent  Director  who  shall be
                                    representative of a significant  stockholder
                                    of  Aydin  for  approval  by  the  Carryover
                                    Directors,   which   approval   may  not  be
                                    unreasonably withheld or delayed.

                           At the time of any designation as a director pursuant
                  to this Section 6, each such person will (i) affirm his or her duty of confidentiality to Aydin with regard to any non-public, confidential information through a confidentiality agreement reasonably satisfactory to the parties and (ii) agree to the terms of this Section 6(b) with respect to the election of successor directors.

                           Aydin  will  furnish  to  the  Committee   Designated
                  Directors and the Independent Director all information that is provided to the other directors of Aydin and any other information reasonably requested by the Committee Designated Directors for use in their capacity as directors or which is required by law.

                           In  the   event   at  any   time   the   Stockholders
                  beneficially own in the aggregate less than 5% of the outstanding common stock of Aydin, the Committee Designated Directors shall resign and the rights of the Stockholders under this Section 6 shall terminate and be of no further force and effect. The termination of the rights of the

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CUSIP No. 054 68 1101                         13D           Page 16 of 22 Pages
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                  Stockholders  under this Section 6 pursuant to the immediately preceding sentence shall not affect the restrictions imposed on the Stockholders under other Sections of this Agreement.

                           Subject  to  early  termination  in  accordance  with
                  Section 6(e), above, the composition of the Board of Directors of Aydin shall be as set forth in this Section 6 until the earlier of (i) the 1999 Annual Meeting of Stockholders of Aydin and (ii) June 30, 1999.
 .
                           The  Stockholders  shall cause the  withdrawal of the
                  recently filed preliminary consent solicitation statement which is described in the Amendment..

                           1999  ANNUAL  MEETING OF  STOCKHOLDERS.  The  parties
hereto agree that Aydin will hold an annual meeting of stockholders for 1999 no sooner than June 20, 1999, and no later than June 30, 1999, unless four or more of the directors of Aydin approve an earlier date for such annual meeting of stockholders. The slate for the annual meeting of stockholders for 1999 will be nominated by the Board of Directors of Aydin who hold office on April 30, 1999, unless four or more directors of Aydin approve an earlier date to establish the slate of directors for the 1999 annual meeting of stockholders of Aydin. Notwithstanding anything to the contrary contained herein, the Committee Designated Directors, or their designees as successors, hereby reserve the right after April 30, 1999, to make any proposal or take any other action deemed necessary by them at Aydin's 1999 annual meeting of stockholders or in preparation thereof.


                           COVENANTS OF AYDIN.  In addition to the covenants and
agreements of Aydin contained elsewhere in this Agreement, Aydin covenants and agrees as follows:

                           Aydin  will  not  call any  meeting  of  stockholders
                  without the approval of the Board of Directors of Aydin;

                           During  the  Standstill  Period,  and  except for any
                  lawsuit alleging a breach by a Stockholder or a Stockholder Affiliate of any covenant or agreement contained herein, Aydin covenants that it shall not encourage, commence or participate in any action, lawsuit, or any other legal proceeding against any Stockholder or any Stockholder Affiliate; and

                           From and  after the  Effective  Date and prior to the
                  Board Reconstitution Date, Aydin and its Board of Directors shall take no Board action with respect to any matter which may be presented to the Board of Directors, including without limitation any matter relating to the sale or disposition of all or any material part of the assets of Aydin or relating to a merger or other form of transaction involving the business and assets of Aydin except for the approval and implementation of this Agreement and the following transactions which have previously been announced by Aydin and approved at least in principle by the Board of Directors of Aydin: (i) the sale of the Microwave Division to Communications and Power Industries, Inc., and (ii) the sale of the Displays Division to H.I.G. Capital Management, Inc. or one or more of its affiliates. Nothing contained herein shall affect, and not included within the foregoing covenant are, the resolutions adopted by the Board of Directors of Aydin relating to an executive retention program, a copy of which is attached hereto as Exhibit B.

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CUSIP No. 054 68 1101                         13D          Page 17 of 22 Pages
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                           NO  ASSIGNMENT.  Since the Amendment and prior to the
Effective Date, the Stockholders represent and warrant that they have not sold, gifted or transferred in any other manner any Aydin Securities.

                           CHOICE OF LAW. Aydin and Stockholders agree that this
Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

                           PARTIAL  INVALIDITY.  Should any of the parts, terms,
clauses or provisions of this Agreement be declared or determined by any court of competent jurisdiction to be illegal or invalid, the validity of the remaining parts, terms, clauses and provisions shall not be affected thereby and said invalid or illegal part, term, clause or provision shall be deemed not to be a part of this Agreement.

                           MERGER.   This  Agreement   supersedes  all  previous
negotiations, representations and discussions by the parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning the subject matter hereof. No oral representations or undertakings concerning the subject matter hereof shall operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement.

                           EARLY TERMINATION; TERM OF CERTAIN PROVISIONS.

                           If the Board  Reconstitution Date has not occurred by
                  Friday, October 9, 1998, then notwithstanding anything else herein to the contrary, this Agreement and the rights and obligations of the parties hereunder shall terminate and be of no further force and effect; provided, however, no such termination shall affect any confidentiality agreements entered into by the Committee Designated Directors or the Independent Director prior to such date.

                           Notwithstanding anything else herein to the contrary,
                  the provisions of Sections 2, 3, 4 and 8 of this Agreement shall expire as of the close of business on April 30, 1999, and the provisions of Section 6 of this Agreement shall expire as of the close of business on June 30, 1999, unless extended by unanimous agreement of all of the Parties.

                           AMENDMENT.  This  Agreement  may only be  amended  in
writing signed by authorized representatives of all the parties hereto. This Agreement cannot be changed or terminated orally.

                           HEADINGS.  Descriptive  headings are for  convenience
only and shall not control or affect the meaning or construction of any provision of this Agreement.

                           COUNTERPARTS. For the convenience of the parties, any
number of counterparts of this Agreement may be executed by the parties hereto and each such executed counterpart shall be deemed to be an original instrument.

                           NOTICES.  All  notices,  requests,  demands and other
communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by certified or registered mail, postage prepaid, return receipt requested, or delivered to a nationally recognized next business day courier for delivery on the next business day, or by facsimile, with a copy sent as aforesaid and in any instance addressed as follows:

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CUSIP No. 054 68 1101                         13D           Page 18 of 22 Pages
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                  IF TO AYDIN:

                           Aydin Corporation
                           700 Dresher Road
                           P.O. Box 349
                           Horsham, PA 19044
                           Attention: I. Gary Bard

                  WITH A COPY TO:

                           Ballard Spahr Andrews & Ingersoll, LLP
                           1735 Market Street, 51st Floor
                           Philadelphia, PA 19103
                           Attention: Richard J. Braemer, Esq.

                  IF TO THE STOCKHOLDERS:

                           c/o The Full Value Committee
                           150 East 52nd Street, 21st Floor
                           New York, NY 10022
                           Attention: Warren G. Lichtenstein

                  WITH A COPY TO:

                           Olshan Grundman Frome & Rosenzweig LLP
                           505 Park Avenue
                           New York, NY 10022
                           Attention: Steven Wolosky, Esq.

or such other address as shall be furnished in writing by any of the parties, and any such notice or communication shall be deemed to have been given as of the date so delivered personally, so mailed, so delivered to the courier service, or so transmitted by telecopy (except that a notice of change of address shall not be deemed to have been given until received by the addressee).

                           EFFECT OF TERMINATION.  From and after the end of the
Standstill Period, the covenants of the parties set forth herein shall be of no further force or effect and the parties shall be under no further obligation with respect thereto.

                           BINDING  ON  SUCCESSORS.   This  Agreement  shall  be
binding upon and shall inure to the benefit of the parties and their representatives, heirs, successors, and assigns.

                           PERMITTED COMMUNICATIONS:  Notwithstanding any of the
foregoing, the Stockholders may (i) file any documents required by the Securities and Exchange Commission, provided that the content of any document(s) so filed does not violate any of the other terms and conditions of this Agreement; and (ii) respond to any legal subpoena, after notice to Aydin immediately following service of such subpoena.

                           EXPENSES.   Promptly  after  the  execution  of  this
Agreement, Aydin agrees to reimburse the Stockholders for their out-of-pocket legal and proxy solicitation fees and expenses incurred in connection with this Agreement, provided that such reimbursement shall not exceed $75,000.00.

                           IN WITNESS  WHEREOF,  the  parties  hereto  have duly
executed this Agreement on the date set forth below their respective signatures.



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CUSIP No. 054 68 1101                         13D          Page 19 of 22 Pages
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                                   AYDIN CORPORATION


                                   /S/ I. Gary Bard
                                   -----------------------------------------
                                   By:     I. Gary Bard
                                   Title:
                                   Date of Execution:

                                   STEEL PARTNERS II, L.P.


                                   /s/ Warren G. Lichtenstein
                                   -----------------------------------------
                                   By:   Warren G. Lichtenstein
                                   Title:
                                   Date of Execution:



                                   /s/ Warren G. Lichtenstein
                                   -----------------------------------------
                                   Warren G. Lichtenstein
                                   Date of Execution:

                                   SANDERA PARTNERS, L.P.


                                   /s/ Mark E. Schwarz
                                   -----------------------------------------
                                   By:     Mark E. Schwarz
                                   Title:
                                   Date of Execution:

                                   NEWCASTLE PARTNERS, L.P.


                                   /s/ Mark E. Schwarz
                                   -----------------------------------------
                                   By:      Mark E. Schwarz
                                   Title:
                                   Date of Execution:


                                   /s/ Mark E. Schwarz
                                   -----------------------------------------
                                   Mark E. Schwarz
                                   Date of Execution:


                                   /s/ Robert Frankfurt
                                   -----------------------------------------
                                   Robert Frankfurt
                                   Date of Execution:

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CUSIP No. 054 68 1101                         13D          Page 20 of 22 Pages
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Contact:  I. Gary Bard
          Aydin Corporation
          700 Dresher Road
          Horsham, Pennsylvania 19044
          (215) 687-7510

          Warren Lichtenstein
          Steel Partners II, L.P.
          150 East 52nd Street
          New York, New York 10022
          (212 813-1500


                                                           For Immediate Release

         Aydin Corporation (NYSE: AYD) and The Full Value Committee today announced that they have agreed to enter into a Settlement Agreement. As part of the Settlement Agreement, the members of The Full Value Committee have agreed to refrain from soliciting proxies or consents, forming a group or pursuing any transactions with or including the Company other than those approved by the Board of Directors of the Company until April 30, 1999. As soon as certain filing and mailing requirements under the Securities Exchange Act of 1934, as amended, are complied with, Warren G. Lichtenstein and Mark E. Schwarz, members of The Full Value Committee, and Keith Lane Zucker, of SoGen International Fund, Inc., will be elected as directors of the Company, I. Gary Bard and Harry D. Train II will continue as directors of the Company, and Ira Brind and Dr. Nev A. Gokcen will cease to serve as directors of the Company.

         I. Gary Bard, President and Chief Executive Officer of Aydin Corporation, stated "The Company committed itself to exploring strategic alternatives and enhancing shareholder value when it retained PricewaterhouseCoopers Securities, L.L.C. in late August of this year. The Company's Board and senior management are committed to this

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CUSIP No. 054 68 1101                         13D          Page 21 of 22 Pages
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process and feel  strongly that by entering  into the  Settlement  Agreement the
Company will be able to focus all of its resources on its goal of maximizing shareholder value. The addition to the Company's Board of representatives of substantial shareholders of the Company will facilitate the Company in achieving its objectives.".

         Mr. Lichtenstein announced that "Steel Partners and Sandera Partners have worked long and hard for all stockholders of Aydin Corporation in order to maximize stockholder value. We have concluded that the terms of the Settlement Agreement will allow us as Board members to actively pursue the sale of the Company as an entirety or in parts in a manner which will provide the Company's stockholders with the greatest return on their investment, and should be seen as a first step toward our achievement of such goals in the best interests of all stockholders."

         Mr. Lichtenstein also announced that, in connection with the execution of the Settlement Agreement, The Full Value Committee would withdraw its solicitation of written consents to remove certain of the current directors of the Company

         Mr. Bard also expressed appreciation for the service to the Company of Dr. Gokcen and Mr. Brind, who are resigning to facilitate the accomplishment of the Settlement Agreement.

         Aydin Corporation is a world-class provider of products and systems for the acquisition and distribution of information over electronic communications media. The Company designs, engineers, manufactures, markets, distributes and installs technologically advanced communications products and systems, from basic components to turnkey systems for military, space, government and commercial organizations around the world.

         Certain statements made in this press release are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements reflect numerous

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CUSIP No. 054 68 1101                         13D         Page 22 of 22 Pages
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assumptions  and  involve  risks  and  uncertainties  which may  affect  Aydin's business and prospects and cause actual results to differ materially from these forward-looking statements, including loss of current customers, reductions in orders from current customers, or delays in ordering by current customers, failure to obtain anticipated contracts or orders from new customers, or expected volume from such customers, higher material or labor costs, unfavorable results in litigation against Aydin, the availability of adequate sources of
working   capital,   consummation  of  planned  Division  sales,  and  economic, competitive, technological, governmental, and other factors discussed in Aydin's filings with the Securities and Exchange Commission.